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              SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549

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                        SCHEDULE 14D-1
                    Tender Offer Statement
 Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                             and
                         SCHEDULE 13D
          under the Securities Exchange Act of 1934
                      (Amendment No. 2)

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                     YURIE SYSTEMS, INC.
                  (Name of Subject Company)

                  REINDEER ACQUISITION, INC.
                   LUCENT TECHNOLOGIES INC.
                          (Bidders)

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            Common Stock, Par Value $.01 Per Share
                (Title of Class of Securities)

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                         98871Q 10 2
            (CUSIP Number of Class of Securities)

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                    Pamela F. Craven, Esq.
                  Reindeer Acquisition, Inc.
                 c/o Lucent Technologies Inc.
                     600 Mountain Avenue
                Murray Hill, New Jersey 07974
                        (908) 582-8500
       (Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications on Behalf of Bidders)

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                          Copies to:
                Robert I. Townsend, III, Esq.
                   Cravath, Swaine & Moore
                       Worldwide Plaza
                      825 Eighth Avenue
                   New York, New York 10019
                        (212) 474-1000

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          Lucent Technologies Inc. ("Parent") and Reindeer
Acquisition, Inc. (the "Purchaser") hereby amend and supplement the Tender Offer Statement on Schedule 14D-1 and Statement on Schedule 13D (the "Statement"), originally filed on April 30, 1998, as amended by Amendment No. 1 filed on May 13, 1998, with respect to their offer to purchase all outstanding shares of common stock, par value $.01 per share, of Yurie Systems, Inc., a Delaware corporation, as set forth in this Amendment No. 2. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.

          Item 4. Source and Amount of Funds or Other
Consideration.

          The response to Item 4(b) is hereby amended and supplemented to add the following:

          Parent intends to provide to the Purchaser the funds required to consummate the Offer and the Merger from its available cash, which includes revenues from customers and the proceeds of short-term commercial paper issued to finance current assets. Parent generally repays commercial paper out of cash flow generated by Parent from operations and through the issuance of equity or long-term debt when advantageous opportunities arise.

          Item 10. Additional Information.

          The response to Item 10 is hereby amended and supplemented to add the following:

          The Offer is subject to certain terms and conditions. Notwithstanding anything to the contrary set forth in the Offer to Purchase, any determination concerning the satisfaction of such terms and conditions will be within the reasonable discretion of the Purchaser.

          The portion of the second sentence of the first paragraph of Section 14 of the Offer to Purchase which precedes the subparagraphs is hereby amended and restated as follows:

          Furthermore, Purchaser will not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may, in accordance with the provisions of the Merger Agreement described in the subsection entitled "Termination of the Merger Agreement" in Section 12 above, terminate the Merger Agreement or amend the Offer with the consent of the Company, if, upon the scheduled expiration date of the Offer (as extended, if required, pursuant to the provisions discussed in the fifth paragraph of Section 1 above), any of the following conditions exists and is continuing and does not result principally from the breach by Parent or the Purchaser of any of their obligations under the Merger
Agreement:


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                          SIGNATURES

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 19, 1998


                               REINDEER ACQUISITION, INC.,


                              By: /s/ Pamela F. Craven
                                  Name:  Pamela F. Craven
                                  Title:  Vice President and Secretary


                               LUCENT TECHNOLOGIES INC.,


                              By: /s/ Pamela F. Craven
                                  Name:  Pamela F. Craven
                                  Title:  Vice President-Law